EXHIBIT 77D, POLICIES WITH RESPECT TO SECURITY INVESTMENT:

Intermediate Tax-Exempt Fund and Tax-Exempt Bond Fund:
At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in debt securities, investments in tax-exempt securities; and investments in equity securities. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.